

UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 1, 2007

Mr. Carl R. Jonsson
Secretary and Chief Financial Officer
Acrex Ventures Ltd.
570 Granville Street, Suite 1400
Vancouver, B.C. V6C 3P1

> **Re:** **Acrex Ventures Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2005**
> **Filed June 21, 2006**
> **Form 20-F/A for the Fiscal Year Ended December 31, 2005**
> **Filed January 3, 2007**
> **Response letter dated December 27, 2006**
> **File No. 000-50031**

Dear Mr. Jonsson:

We have reviewed your response letter and filings, and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F/A1 for the Fiscal Year Ended December 31, 2005

General

1. When responding to the comments in this letter, please ensure that you number each response in a manner that allows direct correlation with each comment.

2. We note that you did not update your consents or certifications when filing your recent amendment. Please comply with Exchange Act Rule 12b-15 when filing amendments to your document, including the provisions addressing the sequential numbering of amendments, and updating of certifications. Also note that the certifications you provide under Instruction 13(b) to Item 19 of Form 20-F should be dated.

Note 2 – Significant Accounting Policies, page 73

Mineral Properties, page 73

3.      We note your response to prior comment three, from our letter dated December 11, 2006, in which you explain that the disclosure in the risk factors section "…is simply a statement saying that if a property is found to be without reserves at some point in the future it will be written down at that future time."  However, your disclosure on page 7 actually states the following.

"The Properties contain no economically mineable mineral reserves.  The probability of an individual prospect ever being found to contain commercially mineable reserves of ore is extremely remote.  It should therefore be considered that it is probable that the Properties do not contain commercially mineable ore reserves and that the funds spent on exploration of the Properties will likely be lost."

This disclosure is not presented as a conditional matter, pending the outcome of some future event.  Utilizing definitive statements such as "extremely remote" and "probable" equates with a finding that is not consistent with your accounting under CICA 3061, as it implies that you have evaluated the properties and determined that they do not contain commercially mineable ore reserves.

If this is not the case, you should promptly revise your disclosures to accurately reflect your views about the property and the nature of the risk specific to your mining activities.

Note 12 – United States Generally Accepted Accounting Principles, page 84

Reconciliation of Statements of Cash Flows to U.S. GAAP, page 86

4.      In your response to prior comment four, from our letter dated December 11, 2006, you explain that the reclassifying adjustment from investing to operating cash flows under U.S. GAAP is a figure netted with an amount of $65,000, reported as proceeds from the sale of mineral properties, and a deduction of $18,384 corresponding to "…incidental debits and credits with respect to property transactions." Tell us how the $18,384 figure is reflected in your Canadian GAAP financial statements.  As proceeds from the sale of mineral properties are generally regarded as investing cash flows for U.S. GAAP purposes, please explain why you believe the guidance in paragraph 16(c) of SFAS 95 does not apply to you, under the circumstances.  Otherwise, revise your reconciliation for all periods presented.  Include disclosure about the incidental debits and credits clarifying the basis for your treatment under both Canadian and U.S. GAAP.

Engineering Comments

Information on the Company, page 13

B. Business Overview and Description, page 15

General

5.    We note that the Finger Mountain property map was not included with the filing. Please place the map where it is indicated or remove the reference from the filing.

6.    We note that you did not comply with prior comment 8, in which we advised you that for each exploration property, you would need to provide a clear statement that the property is without known reserves and that the proposed program is exploratory in nature, to comply with the guidance in paragraph (b)(4)(i) of Industry Guide 7. We reissue prior comment 8.

Geologic setting and regional geology, page 17

7.    We note your disclosure in this section, referring to mines and other mineral properties that exist in the area of your properties. As such disclosure tends to create the inference that your property may also have commercial mineralization, due to its proximity to these other mines and properties, you should remove all information about mines and prospects in which you have no interest, and other companies operating near your property; and instead focus the disclosures solely on your property.

1939 - 1978, page 18

8.    We note that you refer to some "better" intervals on page 18, "exceptional" intersections on page 20, samples assayed "over" and parts per billion on pages 31 and 33. Please remove the subjective sample descriptions. As a general checklist, when reporting the results of sampling and chemical analyses, the following points may assist you in preparing meaningful disclosure about mineralization of existing or potential economic significance on your property:

- Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.

- Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.

- Eliminate all disclosure of the highest values or grades of sample sets.

- Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

- Eliminate statements containing grade and/or sample-width ranges.

- Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

- Generally, use tables to improve readability of sample and drilling data.

- Soil samples may be disclosed as a weighted average value over an area.

- Refrain from reporting single soil sample values.

- Convert all ppb quantities to ppm quantities for disclosure.

Please advise us of any particular circumstances that you believe would support an alternate view. Otherwise, you may need to revise your disclosures as indicated, to sufficiently qualify the information about your sampling results.

1987-2001, page 18

9.  Any disclosure made pursuant to the exception in Instruction 3 to Paragraph (b)(5) of Industry Guide 7 must comply with National Instrument 43-101, or be removed from the filing. The typical measure for resources is "in place" tonnage and grade, rather than units of product, such as ounces of gold or pounds of copper. Please revise your disclosures accordingly.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments

You may contact Mark A. Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 if you have questions related to engineering issues and related disclosures. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief